SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                        For the month of November, 2005

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                   ---------                 --------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                        No    X
            --------                  --------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A

This Form 6-K consists of:

The further announcement on proposed privatization of Sinopec Zhenhai Refining & Chemical Company Limited ("ZRCC") through Ningbo Yonglian at the cancellation price of HK$ 10.60 per ZRCC H Share, made by the board of China Petroleum & Chemical Corporation (the "Registrant") in English on November 14, 2005.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]
                    China Petroleum & Chemical Corporation
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

                                 Announcement

------------------------------------------------------------------------------
The Sinopec Directors refer to the announcement dated 12 November 2005 to the effect that Sinopec Corp's wholly owned subsidiary, Ningbo Yonglian, entered into the Merger agreement with ZRCC, and the ZRCC Directors agreed to put forward to the ZRCC Shareholders the Proposal, which involves the cancellation of all the ZRCC H Shares in consideration of the Cancellation Price.

This announcement is made to confirm that Sinopec Corp. and Ningbo Yonglian do not intend to increase the Cancellation Price, and accordingly shareholders of ZRCC should note that the Cancellation Price is final.
------------------------------------------------------------------------------

The Sinopec Directors refer to the announcement dated 12 November 2005 to the effect that Sinopec Corp's wholly owned subsidiary, Ningbo Yonglian, entered into the Merger agreement with ZRCC, and the ZRCC Directors agreed to put forward to the ZRCC Shareholders the Proposal, which involves the cancellation of all the ZRCC H Shares in consideration of the Cancellation Price. Terms used in this announcement shall have the same meaning as contained in the joint announcement issued by Sinopec Corp. and ZRCC on 12 November 2005, unless otherwise defined.

This announcement is made to confirm that Sinopec Corp. and Ningbo Yonglian do not intend to increase the Cancellation Price, and accordingly shareholders of ZRCC should note that the Cancellation Price is final.

                                               By Order of the Board
                                       China Petroleum & Chemical Corporation
                                                      Chen Ge
                                        Secretary to the Board of Directors

Beijing, PRC, 14 November 2005

The Sinopec Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Sinopec Board comprises: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, LiuGenyuan, Gao Jian and Fan Yifei, as executive directors; Messrs.Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai, as independent non-executive directors; and Mr. Cao Yaofeng, as the employee representative director.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                 ------------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: November 14, 2005